STANDBY PURCHASE AGREEMENT

THIS AGREEMENT has been entered into as of the 3rd day of July, 2003.

BETWEEN:

SIRIT INC., a corporation incorporated under the laws of the Yukon Territory having an office in Vancouver, British Columbia

(hereinafter called the “Corporation”)

— and —

EVANSVILLE, LTD., a corporation incorporated under the laws of the British Virgin Islands having an office in the British Virgin Islands

(hereinafter called “Evansville”)

        WHEREAS the Corporation proposes to offer the Rights to the holders of record of its issued and outstanding Common Shares at the close of business on the Record Date, entitling the holders to subscribe for an aggregate of 11,380,312 Common Shares at a price of $0.1575 per Common Share on the exercise of the Rights;

        NOW THEREFORE in consideration of the mutual covenants herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties below), the parties hereto have agreed as set forth below.

ARTICLE 1
INTERPRETATION

1.1    Definitions. In this agreement and in the recitals hereto, unless something in the subject matter is inconsistent therewith:

“Additional Subscription Privilege” means the right of an Eligible Person to subscribe for, at the Subscription Price, additional Common Shares in the manner described in the Draft Rights Offering Circular;

“Basic Subscription Privilege” means the right of an Eligible Person to subscribe for, at the Subscription Price, all the Common Shares that can be initially purchased upon exercise of all Rights issued to the Eligible Person in the manner described in the Draft Rights Offering Circular;

“Bridge Loan” means the bridge loan provided by Evansville to the Corporation in an amount not to exceed $2.5 million, available to be drawn down by the Corporation at any time in $250,000 increments;

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in the City of Toronto;

“Canadian Securities Administrators” means a forum for the 13 securities regulators of Canada’s provinces and territories which coordinates and harmonizes regulation of the Canadian capital markets;

“Closing Date” means the first business day following the expiry of the Additional Subscription Privilege or such other date as the Corporation and Evansville may agree;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and Evansville may agree;

“Common Shares” means common shares in the capital of the Corporation;

“Draft Rights Offering Circular” means the circular prepared and filed in draft form in accordance with National Instrument 45-101 of the Canadian Securities Administrators relating to the proposed distribution of Rights;

“Eligible Person” means a shareholder of record as of the Record Date who is resident in the Qualifying Jurisdictions;

“Expiry Time” means 4:00 p.m. (Vancouver time) on August 7, 2003, being the date on which the Rights shall expire and become null and void;

“Final Rights Offering Circular” means the circular prepared and filed in accordance with National Instrument 45-101 of the Canadian Securities Administrators relating to the proposed distribution of Rights in respect of which each of the Securities Commissions and the TSX has advised the Corporation in writing that it has not objected or has confirmed its acceptance of the circular in final form relating to the proposed distribution of Rights and Common Shares issuable upon exercise of the Rights;

“Qualifying Jurisdictions” means any of the provinces or territories of Canada, those states in the United States where an exemption from the applicable state securities laws is immediately available or in such other jurisdictions outside of Canada and the United States where it is not unlawful to send the Final Rights Offering Circular or certificate evidencing the Rights;

“Record Date” means July 15, 2003, being the record date on which the holders of Common Shares entitled to receive Rights shall be determined;

“Rights” means the rights to be offered by the Corporation to the holders of record of its issued and outstanding Common Shares at the close of business on the Record Date to subscribe for Common Shares, with each holder of record on the Record Date being entitled to receive one Right for each Common Share held and four Rights entitling the holder thereof to subscribe for one Common Share at the Subscription Price, which Rights shall expire at the Expiry Time;

“Rights Offering” means the offering of Rights to the holders of the Corporation’s issued and outstanding Common Shares as of the Record Date;

“Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities of each of the Qualifying Jurisdictions;

“Securities Laws” means the applicable securities laws (including statutes and regulations and policies thereunder) of each of the Qualifying Jurisdictions and the rules and policies of the TSX;

“Subscription Price” means the subscription price of the Common Shares upon exercise of the Rights of $0.1575 per Common Share; and

“TSX” means the Toronto Stock Exchange.

1.2     Headings, etc. The division of this agreement into articles, sections, paragraphs and clauses and the provision of headings is for the convenience of reference only and shall not affect the construction or interpretation of this agreement. The terms “this agreement”, “hereof”, “hereunder” and similar expressions refer to this agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this agreement.

1.3    Plurality and Gender. Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4    Currency. Unless otherwise specifically stated, all references to dollars and cents in this agreement are to lawful currency of Canada.

1.5    Governing Law. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario.

1.6     Severability. If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7     Statutes. Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulation made pursuant thereto.

ARTICLE 2
STANDBY COMMITMENT

2.1     Conduct of Rights Offering. The Corporation shall offer the Rights to the holders of Common Shares pursuant to the Final Rights Offering Circular, in accordance with the Securities Laws. The Corporation shall use its reasonable best efforts to list the Rights and the Common Shares issuable upon exercise of the Rights on the TSX.

2.2    Standby Commitment. Evansville hereby agrees to:

(a)	subscribe for 698,875 Common Shares at the Subscription Price pursuant to the Basic Subscription Privilege; and

(b)	ubscribe for 10,681,437 Common Shares at the Subscription Price pursuant to the Additional Subscription Privilege.

2.3     Satisfaction of Subscription Price. The Subscription Price for all or part of the Common Shares to be purchased by Evansville pursuant to the Rights Offering may, at the option of either the Corporation or Evansville, be satisfied by the repayment of the Bridge Loan then outstanding. The Corporation agrees that Evansville shall not be required to deliver to the Corporation the aggregate Subscription Price for the Common Shares subscribed for by Evansville pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege until the Closing Time, when payment for the Common Shares purchased by Evansville pursuant to the Rights Offering will be required.

2.4     No Assurance. Nothing in this agreement shall be construed so as to give any rights with respect to the aggregate number of Common Shares that will actually be issued to Evansville, which shall be determined based on the procedure for completing the offering of the Rights described in the Draft Rights Offering Circular.

2.5    No Compensation to Evansville. Evansville shall not be entitled to compensation in connection with its obligations pursuant to this agreement.

ARTICLE 3
COVENANTS OF THE CORPORATION

3.1     Expenses. The Corporation shall pay all fees and expenses relating to the Rights Offering contemplated herein, including, without limiting the generality of the foregoing, the costs of preparation, printing and mailing of the Final Rights Offering Circular, the preparation and filing of all required documents with all requisite regulatory bodies, printing of Rights certificates, stock exchange fees and the fees, charges and disbursements of all accounting, engineering and legal advisors of the Corporation.

3.2     Notice of Changes. The Corporation shall promptly inform Evansville in writing during the period prior to the Expiry Time of the full particulars of any material change (actual, anticipated, proposed or prospective, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of the Corporation.

3.3     Supplementary Material. The Corporation shall prepare any amendment to the Final Rights Offering Circular or to any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by the Corporation under the Securities Laws. The Corporation shall also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws and with the rules of the TSX as a result of any change referred to in section 3.2.

3.4     Consents and Approvals. The Corporation will obtain the necessary consents and approvals for the creation, offering and issue of the Rights and the Common Shares issuable upon exercise of the Rights and the entering into and performance by the Corporation of this agreement (including, for greater certainty, the issuance of Rights and Common Shares to Evansville).

3.5     Cease Trade Order or Other Investigation. The Corporation will immediately notify Evansville in writing of any demand, request or inquiry (formal or informal) by any Securities Commission, the TSX or other governmental or regulatory body concerning any matter relating to the affairs of the Corporation, the Rights Offering or any other matter contemplated by this agreement and of the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any securities of the Corporation. Any notice delivered to Evansville as aforesaid shall contain reasonable details of the demand, request, inquiry, order or ruling in question.

3.6     Final Rights Offering Circular. The Final Rights Offering Circular will be prepared and filed in compliance with National Instrument 45-101 of the Canadian Securities Administrators and the registration statement on Form F-7 to be prepared and filed with the U.S. Securities and Exchange Commission in connection with the Rights Offering will be prepared and filed in accordance with applicable laws.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

4.1     Representations. The Corporation represents and warrants to Evansville, and acknowledges that Evansville is relying thereon in connection with performing its obligations pursuant to this agreement, that:

(a)	the Corporation has been duly incorporated and organized and is validly existing and in good standing under the laws of the Yukon Territory and has all requisite corporate power and authority to carry on its business as now conducted, to own, lease and operate its properties and assets and to carry out the provisions hereof;

(b)	the Corporation has conducted its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid and subsisting and in good standing;

(c)	except as has been publicly disclosed, there is no action, proceeding or investigation pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely or may materially adversely affect the business, operations or condition of the Corporation (financial or otherwise) or its property or assets or which questions or may question the validity of the issuance, as fully paid and non-assessable, of the Common Shares to be issued pursuant to the exercise of the Rights, or any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(d)	the Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this agreement by the Corporation and the distribution of the Rights and issue of the Common Shares, will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents, by-laws or resolutions of the Corporation, or any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, and no term or provision thereof materially adversely affects the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole;

(e)	the Corporation is a “reporting issuer” not in default under the Securities Laws of each of the provinces of British Columbia, Alberta, Ontario and Québec and the Yukon Territory, the Common Shares are listed on the TSX and there is no material change in the affairs of the Corporation not already publicly disclosed which requires disclosure under the Securities Laws or which has been disclosed on a confidential basis to any of the Securities Commissions and which has not been generally disclosed to the public;

(f)	the Common Shares to be issued by the Corporation upon the exercise of the Rights in accordance with the provisions thereof will be validly issued as fully paid and non-assessable shares in the capital of the Corporation; and

(g)	the Draft Rights Offering Circular has been prepared and filed in accordance with National Instrument 45-101 of the Canadian Securities Administrators.

4.2     Survival of Representations. All representations and warranties of the Corporation contained herein or contained in any document submitted pursuant to this agreement or in connection with the Rights Offering herein contemplated shall survive the purchase of Common Shares by Evansville and shall continue in full force and effect for a period of one (1) year notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of Evansville.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF EVANSVILLE

5.1     Representations. Evansville represents and warrants to the Corporation, and acknowledges that the Corporation is relying thereon in connection with performing its obligations pursuant to this agreement, that:

(a)	Evansville has been duly incorporated and organized and is validly existing and in good standing under the laws of the British Virgin Islands and has all requisite corporate power and authority to carry on its business as now conducted, to own, lease and operate its properties and assets and to carry out the provisions hereof;

(b)	Evansville is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this agreement by Evansville will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents, by-laws or resolutions of Evansville, or any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Evansville is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to Evansville, and no term or provision thereof materially adversely affects the business, operations or condition (financial or otherwise) of Evansville and its subsidiaries, taken as a whole;

(c)	Evansville has the due authority to enter into this agreement;

(d)	Evansville has the financial ability to satisfy its commitment to subscribe for Common Shares pursuant to section 2.2. hereof; and

(e)	as of the date of this agreement, Evansville owns 2,795,500 Common Shares.

5.2     Survival of Representations. All representations and warranties of Evansville contained herein or contained in any document submitted pursuant to this agreement or in connection with the Rights Offering herein contemplated shall survive the purchase of Common Shares by Evansville and shall continue in full force and effect for a period of one (1) year notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of Evansville.

ARTICLE 6
CONDITIONS OF EVANSVILLE’S OBLIGATIONS

6.1     Conditions. The obligation of Evansville to perform its obligations under this agreement shall be subject to the representations and warranties of the Corporation herein being accurate as of the date hereof and as at the Expiry Time as if made at such time.

6.2     Bring-Down Certificate. The Corporation shall have delivered a certificate signed on behalf of the Corporation by the President and Chief Executive Officer of the Corporation addressed to Evansville and dated the Closing Date, in form and content satisfactory to Evansville’s counsel, acting reasonably, certifying that, in his capacity as a senior officer of the Corporation and without personal liability:

(a)	the representations and warranties of the Corporation contained in this agreement are true and correct at the Closing Time, with the same force and effect as if made by the Corporation as at the Closing Time after giving effect to the transactions contemplated hereby; and

(b)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time.

ARTICLE 7
TERMINATION

7.1     Termination. Evansville shall be entitled, at its option, to terminate and cancel, without any liability on its part, its obligations under this agreement, by giving written notice to the Corporation at any time up to, but not after, the Expiry Time if:

(a)	any inquiry, investigation (whether formal or informal) or other proceeding is commenced in relation to the Corporation or any of its subsidiaries or any of the directors or officers of the Corporation, or any order is issued under or pursuant to applicable laws or there is any change of law or the interpretation or administration thereof which suspends or ceases trading in the Rights or Common Shares or which operates to prevent or restrict the lawful distribution of the Rights or the issuance of Common Shares upon the exercise of the Rights;

(b)	any material change (actual, anticipated or threatened) occurs in the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Corporation and its subsidiaries, taken as a whole;

(c)	the Corporation breaches, defaults under or fails to comply with any material provision of this agreement;

(d)	there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence or catastrophe of national or international consequence or any law or regulation which, in the reasonable opinion of Evansville, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; or

(e)	the Corporation fails to obtain the approval of the TSX for the listing of the Rights or the Common Shares to be issued upon the exercise of the Rights.

ARTICLE 8
NOTICE

8.1     Notice. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

(a)	in the case of the Corporation:	with a copy to:

SIRIT Inc. 650 West Georgia Street, Suite 2450 Vancouver, BC V6B 4N7 Attention: William Staudt Fax: (604) 683-0704	Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, ON M5H 3C2 Attention: Paul M. Stein Fax: (416) 300-8877

(b)	in the case of the Evansville:	with a copy to:

Evansville BVI
Insinger Trust BVI Ltd.
Integro Corporate Services BVI Ltd.
Tropic Isle Building
Wickhams Cay 1
Road Town, Tortola B.V.I.
British Virgin Islands

Attention:     Cherlin Armstrong
Fax: (284) 494-2704	Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, 44th Floor Toronto, ON M5X 1B1 Attention: Vincent A. Mercier Fax: (416) 863-0871

8.2     Receipt of Notice. Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission, as the case may be, or if not a business day, on the next business day.

ARTICLE 9
MISCELLANEOUS

9.1     Further Assurances. Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this agreement.

9.2     Assignment. This agreement may not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other party hereto.

9.3     Enurement. This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.4      Waiver. Failure by any party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by either party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

9.5      Amendments. No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

9.6      Counterparts and Facsimile. This agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and such counterparts and facsimiles together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

9.7     Time. Time shall be of the essence of this agreement.

9.8     Entire Agreement. This agreement, together with any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

        IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed and delivered by their authorized officers as of the date first written above.

SIRIT INC. Per: William W. Staudt Name: William W. Staudt Title: Chairman	EVANSVILLE, LTD. Per: Alan G. Quasha Name: Alan G. Quasha Title: Attorney-in-faact